MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands of dollars)

Earnings Available for Fixed Charges:

Net Income (a)	$313,535	$260,697	$184,805	$170,956	$148,444

Income Taxes (b)	165,247	145,779	93,974	93,751	86,230

	478,782	406,476	278,779	264,707	234,674

Rents (c)	7,891	11,335	10,194	9,073	8,156

Interest (d)	74,865	56,807	59,101	54,354	51,393

Total Earnings Available for Fixed Charges	$561,538	$474,618	$348,074	$328,134	$294,223

Preferred Dividend Requirements	$685	$685	$685	$717	$756

Ratio of Income Before Income Taxes to Net Income	152%	153%	145%	153%	158%

Preferred Dividend Factor on Pretax Basis	1,041	1,048	993	1,097	1,194

Fixed Charges (e)	87,632	76,814	72,877	68,141	59,549

Combined Fixed Charges and Preferred Stock Dividends	$88,673	$77,862	$73,870	$69,238	$60,743

Ratio of Earnings to Fixed Charges	6.4x	6.2x	4.8x	4.8x	4.9x

Ratio of Earnings Fixed Charges and Preferred Stock Dividends	6.3x	6.1x	4.7x	4.7x	4.8x

(a)	Net income excludes undistributed income for equity investees.

(b)	Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended December 31, 2003.

(c)	Represents interest portion of rents estimated at 33 1/3%.

(d)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(e)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).